UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Mesa Energy Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

59065A 10 5
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☐           Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 59065A 10 5	13G	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Ray L. Unruh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,602,993 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,602,993 (1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,602,993 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.1% (2)
12.	TYPE OF REPORTING PERSON IN

(1)
As of December 31, 2011, as reported by the Reporting Person.  Includes 551,030 shares of the Issuer’s common stock owned by Ray L. Unruh Profit Sharing Plan (the “Unruh Plan”) of which Mr. Unruh is a trustee and has voting and investment control with respect to the shares held by the Unruh Plan, 2,632,539 shares owned by Unruh & Unruh Properties Ltd. and 2,249,722 owned by Cherokee Financial Corp. Mr. Unruh, as President of the General Partner of Unruh & Unruh Properties Ltd. and as sole shareholder of Cherokee Financial Corp. has voting and investment control with respect to the shares held by these entities.

(2)	Based on 79,531,324 shares outstanding on February 14, 2012, the date for which shares outstanding is reported in the Issuer’s 10-Q for the quarterly period ended September 30, 2011.

Cusip No. 59065A 10 5	13G	Page 3 of 5 Pages

Item 1(a).                     Name of Issuer: Mesa Energy Holdings, Inc.

Item 1(b).                     Address of Issuer’s Principal Executive Offices: 5220 Spring Valley Road, Suite 615, Dallas, TX 75254

Item 2(a).                     Name of Person Filing: Ray L. Unruh

Item 2(b).                     Address of Principal Business Office or, if none, Residence:  c/o Mesa Energy Holdings, Inc. 5220 Spring Valley Road, Suite 615, Dallas, TX 75254

Item 2(c).                     Citizenship: US

Item 2(d).                      Title of Class of Securities: Common Stock

Item 2(e).                      CUSIP Number:  59065A 10 5

Item 3.                          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _________________

Cusip No. 59065A 10 5	13G	Page 4 of 5 Pages

Item 4.                          Ownership:

(a)           Amount beneficially owned: 9,602,993 (1) (2)

(b)           Percent of Class: 12.1% (1) (2)

(c)           Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 5 of Cover Page.

(ii)	shared power to vote or to direct the vote: See Item 6 of Cover Page.

(iii)	sole power to dispose or to direct the disposition of: See Item 7 of Cover Page.

(iv)	shared power to dispose or to direct the disposition of: See Item 8 of Cover Page.

Item 5.                          Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.                          Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7.                          Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: N/A

Item 8.                          Identification and Classification of Members of the Group: N/A

Item 9.                          Notice of Dissolution of Group: N/A

(1)
As of December 31, 2011, as reported by the Reporting Person.  Includes 551,030 shares of the Issuer’s common stock owned by Ray L. Unruh Profit Sharing Plan (the “Unruh Plan”) of which Mr. Unruh is a trustee and has voting and investment control with respect to the shares held by the Unruh Plan, 2,632,539 shares owned by Unruh & Unruh Properties Ltd. and 2,249,722 owned by Cherokee Financial Corp. Mr. Unruh, as President of the General Partner of Unruh & Unruh Properties Ltd. and as sole shareholder of Cherokee Financial Corp. has voting and investment control with respect to the shares held by these entities.

(2)	Based on 79,531,324 shares outstanding on February 14, 2012, the date for which shares outstanding is reported in the Issuer’s 10-Q for the quarterly period ended September 30, 2011.

Item 10.                        Certification:  None.

Cusip No. 59065A 10 5	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2013

/s/Ray L. Unruh
Ray L. Unruh